Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

February 1, 2017

Re:	Keen Home Inc.
Offering Statement on Form 1-A
File No. 024-10634
CIK No. 0001684813

Dear Ms. Jacobs:

On behalf of our client, Keen Home Inc., we hereby request qualification of the above-referenced offering statement at 4 p.m., Eastern Time, on February 1, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Sara Hanks

Sara Hanks

Partner

KHLK LLP

cc:	Nayeem Hussain
Keen Home Inc.